Filed by: Deluxe Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission No.: 0-30791
                           Subject Company: eFunds Corporation

[LOGO] DELUXE                                        DELUXE CORPORATION
                                                     P.O. Box 64235
                                                     St. Paul, MN 55164-0235
                                                     (651) 483-7111

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N E W S   R E L E A S E                              FOR ADDITIONAL INFORMATION:
                                                     STUART ALEXANDER
                                                     Vice President
                                                     Investor Relations
                                                     (651) 483-7358

                                                     LOIS M. MARTIN
                                                     Senior Vice President
                                                     Chief Financial Officer
                                                     (651) 481-4222

August 17, 2000

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WE URGE INVESTORS AND SECURITY HOLDERS TO READ eFUNDS CORPORATION'S REGISTRATION
STATEMENT ON FORM S-4, INCLUDING THE PROSPECTUS RELATING TO THE EXCHANGE OFFER DESCRIBED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE
FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED
FREE AT THE SEC'S WEB SITE AT www.sec.gov. HOLDERS OF DELUXE COMMON STOCK MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY DIRECTING YOUR REQUEST TO DELUXE CORPORATION, C/O SHAREOWNER SERVICES, P.O. BOX 64873, SAINT PAUL, MINNESOTA 55164-0873. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD
BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.
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                 DELUXE TO FILE AMENDED 10-Q FOR SECOND QUARTER
                      Tax rate related to gain is adjusted



St. Paul, Minn.--Deluxe Corporation (NYSE: DLX) announced today that it is filing a 10-Q/A for the second quarter to amend its previously reported provision for income taxes associated with the one-time gains from the Initial Public Offering (IPO) and planned split-off of eFunds. Deluxe indicated that the adjustment to the tax provision will be made at the time of the split-off.

"Following receipt of a favorable tax ruling from the Internal Revenue Service
(IRS) with respect to the planned split-off, and in preparation for our third quarter S-4 filing, we and our independent auditors re-evaluated the tax treatment on the one-time gains," said Lois Martin, Deluxe's Chief Financial Officer. "We believe it is appropriate to reflect the favorable tax effect from the gain on the split-off of eFunds in the quarter the split is completed, treating it as a discrete transaction, rather than accounting for it through an adjustment of our annualized effective tax rate."

Deluxe stated that its operating income for the first half of the year is unchanged and that it expects to complete the split-off of eFunds before year end.

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


AMENDED FINANCIAL RESULTS
Restated net earnings for the second quarter were $.83 per diluted share and six-month results were $1.44 per diluted share. Second quarter 2000 earnings include a gain of $30.1 million from the company's IPO of eFunds stock and pretax charges of $18.4 million from an additional net adjustment for Government Services loss contracts and expenses under executive change of control and severance agreements. Excluding the gain and charges, the effective tax rate remains at 37.5 percent and diluted EPS remained at $.64 in second quarter 2000 compared to $.61 in 1999.

QUARTERS ENDED JUNE 30, 2000
$ IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
UNAUDITED

------------------------------------ ----------------------- -------------------
                                        PREVIOUSLY REPORTED             AMENDED
------------------------------------ ----------------------- -------------------
Sales                                                 406.8               406.8
------------------------------------ ----------------------- -------------------
Operating income without gain and
charges                                                79.0                79.0
------------------------------------ ----------------------- -------------------
Operating income                                       60.6                60.6
------------------------------------ ----------------------- -------------------
Pretax income                                          85.9                85.9
------------------------------------ ----------------------- -------------------
Provision for income taxes                              4.2                26.2
------------------------------------ ----------------------- -------------------
Net income                                             81.7                59.7
------------------------------------ ----------------------- -------------------
Basic and Diluted EPS                                  1.13                 .83
------------------------------------ ----------------------- -------------------

------------------------------------ ----------------------- -------------------
Dividends declared per share                            .37                 .37
------------------------------------ ----------------------- -------------------
SELECTED DATA
------------------------------------ ----------------------- -------------------
Capital expenditures                                   21.9                21.9
------------------------------------ ----------------------- -------------------
Depreciation/amortization                              23.1                23.1
------------------------------------ ----------------------- -------------------
EBITDA                                                112.5               112.5
------------------------------------ ----------------------- -------------------

SIX MONTHS ENDED JUNE 30, 2000
$ IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
UNAUDITED

------------------------------------ ----------------------- -------------------
                                        PREVIOUSLY REPORTED             AMENDED
------------------------------------ ----------------------- -------------------
Sales                                                 811.2               811.2
------------------------------------ ----------------------- -------------------
Operating income without gain and
charges                                               151.8               151.8
------------------------------------ ----------------------- -------------------
Operating income                                      133.4               133.4
------------------------------------ ----------------------- -------------------
Pretax income                                         156.8               156.8
------------------------------------ ----------------------- -------------------
Provision for income taxes                             30.8                52.8
------------------------------------ ----------------------- -------------------
Net income                                            126.0               104.0
------------------------------------ ----------------------- -------------------
Basic and Diluted EPS                                  1.74                1.44
------------------------------------ ----------------------- -------------------

------------------------------------ ----------------------- -------------------
Dividends declared per share                            .74                 .74
------------------------------------ ----------------------- -------------------
SELECTED DATA
------------------------------------ ----------------------- -------------------
Capital expenditures                                   42.8                42.8
------------------------------------ ----------------------- -------------------
Depreciation/amortization                              45.1                45.1
------------------------------------ ----------------------- -------------------
EBIDTA                                                206.7               206.7
------------------------------------ ----------------------- -------------------

STATEMENTS MADE IN THIS RELEASE CONCERNING THE COMPANY'S OR MANAGEMENT'S INTENTIONS, EXPECTATIONS, OR PREDICTIONS ABOUT FUTURE RESULTS OR EVENTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE NECESSARILY SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY FROM STATED EXPECTATIONS, AND SUCH VARIATIONS COULD BE MATERIAL AND ADVERSE. FACTORS THAT COULD RESULT IN SUCH A VARIATION INCLUDE, BUT ARE NOT LIMITED TO, THE


                                     -MORE-

INHERENT UNRELIABILITY OF EARNINGS AND REVENUE GROWTH PREDICTIONS DUE TO NUMEROUS FACTORS, INCLUDING MANY BEYOND THE COMPANY'S CONTROL, POTENTIAL DIFFICULTIES, DELAYS AND UNANTICIPATED EXPENSES INHERENT IN THE DEVELOPMENT AND MARKETING OF NEW PRODUCTS AND SERVICES, COMPETITIVE FACTORS, AND THE NUMEROUS RISKS AND POTENTIAL ADDITIONAL COSTS, DISRUPTIONS AND DELAYS ASSOCIATED WITH THE REORGANIZATION AND SEPARATION OF OUR BUSINESS UNITS, AND THE ESTABLISHMENT OF NEW BUSINESS VENTURES AND E-COMMERCE BUSINESS INITIATIVES. OUR INTENTIONS WITH RESPECT TO eFUNDS CORPORATION ARE SUBJECT TO FURTHER RISKS AND UNCERTAINTIES, INCLUDING THE ABILITY OF eFUNDS TO SUCCESSFULLY MANAGE AND COMPLETE THE INTEGRATION OF THREE BUSINESS SEGMENTS INTO eFUNDS; AND THE POTENTIAL THAT THE SEPARATION OF THE TWO COMPANIES MAY DISRUPT ONE OR MORE OF DELUXE'S BUSINESSES AND CUSTOMER RELATIONSHIPS. FURTHER, OUR ABILITY TO COMPLETE, AND THE TIMING OF, THE SPLIT-OFF OF eFUNDS ARE SUBJECT TO MANY FACTORS, A NUMBER OF WHICH ARE BEYOND OUR CONTROL. ADDITIONAL INFORMATION CONCERNING THESE AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S CURRENT EXPECTATIONS IS CONTAINED IN THE COMPANY'S FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000.

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